Filed by Spring Valley Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp.

Commission File No. 001-39736

AeroFarms
Bloomberg Interview
Monday, March 29, 2021, 11:00 AM Eastern

CORPORATE PARTICIPANTS Scarlet Fu – Host on Bloomberg David Rosenberg - CEO of AeroFarms

PRESENTATION

Scarlet Fu: Now staying with SPACs, a deal today coming out of Newark, New Jersey. That's where an old nightclub was turned into what has become the world leader in indoor vertical farming, AeroFarms. And AeroFarms' Co-founder and CEO David Rosenberg joins me now. David, good to speak with you. My colleagues at Bloomberg interviewed you back in 2014, which, I guess in startup years is a lifetime ago. Have you outgrown that old nightclub space?

David Rosenberg: We have. Just in Newark alone, we went from an old, deserted paintball facility. This facility behind me is an old abandoned steel factory. So, we both use refurbished facilities as well as new construction. We're going and breaking ground on a new construction facility in Virginia in April. So we do it both ways.

Scarlet Fu: So, you've been expanding. Talk to us a little bit about what has business been like since the start of the pandemic?

David Rosenberg: It's certainly had its challenges as people move towards what's like long shelf life items like canned goods or toilet paper versus fresh product. But now, there's certainly a move to healthy food. We win because we have great taste but also very healthy. So, there's zero pesticides, herbicides, fungicides. Not organic, but zero. And in places--like we're actually opening up a farm in Abu Dhabi in the United Arab Emirates, which aligns with that region where there's scarcity of water, scarcity of farmland.

And our value proposition's local food at scale, so it's a natural fit there. And places where there's more food insecurity, they've been reaching out to us in greater numbers since COVID. When you think about food manufacturing, we have a lot of centralized food manufacturing. When you think about our business model, it's about democratizing food manufacturing, enable local food production at scale.

Scarlet Fu: Now, clearly, that's the pitch for why vertical farming works so well, but you have said in the past that vertical farming is not the answer for all of humanity's problems. What are the limitations of vertical indoor farming? What crops are still better grown outdoors, in open fields, or in greenhouse farms?

David Rosenberg: Yeah, and that's true. It's like, if you could think about, we're not going to grow an oak tree in a vertical farm. So, it's--while we could grow anything, we say we don't grow everything. What problems are we uniquely positioned to solve? So, leafy greens is a great fit. Leafy greens in the field are grown in about 40 days, in a greenhouse about 30 days. We grow it--at AeroFarms, we have a lot of proprietary technology to accelerate plant growth using the same seed.

Aerofarms

Monday, March 29th, 2021, 11:00 AM Eastern

We grow it on average in 14 days, one-four. That enables us 26 crop turns a year. We actually call it 26 learnings a year. There's a lot of deep science and digitization of taking information and data analytics to understand plants. So that's 26 learnings to grow a plant differently, see what optimizes plant growth. So it's not just growing a plant, it's great taste, textures, even nutritional density, better colors, better shelf life, making a plant as great as it could be.

Scarlet Fu: Yeah, there's a lot of experimentation going on. I can imagine. You also, interestingly enough, see the potential to go beyond food production to more--to other industries that may not necessarily make sense right away to me, for instance, pharmaceuticals. How does that align with indoor farming?

David Rosenberg: Yeah, so, we think of ourselves as a platform, and how do we utilize this platform? At the core, we're really good at bringing nutrients, micronutrients, light spectrum, intensity, airflow, CO2, all these different dynamics. Digitally controlling a farm, there's automation in seeding, harvesting, cleaning, packaging. But what can we use that for? There's--a plant could be a bioreactor. It creates mass very well. So, we grow a plant to produce a protein that could be used to treat highly symptomatic people, for example, of COVID-19. So, that's one of the applications, where the plant is used to grow the protein, the protein's extracted from the plant, and there are benefits there.

And it's even beyond there. The first CRISPR/Cas9 produce in the world we co-developed, so that's a new genetic editing tool. We're using again this platform to solve lots of problems. Also in--I brought some tomatoes, some strawberries, these wonderful plants. Not just--and we sell product today--we sell leafy greens. If you're in New York area, you could buy at Baldor, at Fresh Direct, Amazon Fresh, ShopRite, Whole Foods. We sell under our brand Dream Greens. But this is the beachhead--

Scarlet Fu: --Right--.

David Rosenberg: --This is where we have the unit economics and now expanding from there.

Scarlet Fu: Okay, David. Thank you for that. And now we all know where we can get some of the AeroFarms produce. Very quickly here, since this is Bloomberg and we need to talk about the business angle here, why go through--why go public through a merger with a SPAC rather than the traditional IPO route?

David Rosenberg: I mean, the obvious is we get to share our forecasts and tell more of that story about the company. We spend about--we raised about 200 million before this to really get the unit economics where it needs to be, getting dropped capital costs, dropped operating costs, pro-grade product to prove out the unit economics of leafy greens. So, now we're at the point where we could scale that, bringing in hundreds of millions of dollars to scale our leafy green business as we figure out how to put our platform to work in a more successful way, in all these different--a more ambitious way, and more of these applications like genetics or pharmaceuticals--.

Scarlet Fu: --Got you.

David Rosenberg: It's just an easier way to raise money.

Scarlet Fu: Alright. And faster, certainly, than going through the traditional IPO route. David Rosenberg, CEO of AeroFarms. Thank you so much for joining us from Newark.

***

Important Information and Where to Find It

In connection with the proposed business combination (the “Proposed Transactions”), Spring Valley intends to file the Proxy with the SEC, which will be distributed to holders of Spring Valley’s common stock in connection with Spring Valley’s solicitation of proxies for the vote by the Spring Valley Stockholders with respect to the Proposed Transactions and other matters as described in the Proxy. After the preliminary Proxy has been filed and cleared by the SEC, Spring Valley will mail a definitive Proxy to its stockholders. Spring Valley Stockholders and other interested parties are urged to read the Proxy, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Spring Valley, the Company and the Proposed Transactions. Spring Valley Stockholders and other interested parties may obtain free copies of the preliminary Proxy and definitive Proxy (when available) and other documents filed with the SEC by Spring Valley through the website maintained by the SEC at http://www.sec.gov or by directing a request to: Spring Valley Acquisition Corp., 2100 McKinney Ave, Suite 1675, Dallas, TX 75201 or (214) 308-5230.

Participants in the Solicitation

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Forward-Looking Statements

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